UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2024

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.000% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.250% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Completion of the Merger

On March 14, 2024, pursuant to, and upon the terms and subject to the conditions of, that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Textainer”, “TGH”, or the “Company”), Typewriter Parent Ltd., an exempted company incorporated under the Companies Act (As Revised) of the Cayman Islands (“Parent”) and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent (“Merger Sub”), Parent completed its acquisition of the Company. Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the merger (the “Surviving Company”) as a subsidiary of Parent.

Merger Agreement

At the effective time of the Merger (the “Effective Time”) on March 14, 2024, pursuant to the Merger Agreement:

•
Each common share, par value $0.01 per share, of the Company (the “Common Shares”) issued and outstanding immediately prior to the Effective Time (other than (A) Common Shares owned by the Company or any of its direct or indirect wholly owned subsidiaries, (B) Common Shares owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent, and in each case not held on behalf of third parties, (C) any Common Shares being rolled prior to the Merger pursuant to a rollover or other similar agreement and (D) any dissenting Common Shares), was canceled and automatically converted into the right to receive $50.00 per Common Share payable in cash (the “Per Share Merger Consideration”), or in the case of holders of Shares on the JSE (as defined in the Merger Agreement), the Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate (as defined in the Merger Agreement);

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Each share of the Company’s 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Series A Preference Shares”), and the Company’s 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Series B Preference Shares” and, together with the Series A Preference Shares, the “Preference Shares”), was automatically converted into a preference share of the Surviving Company (and each depositary share that represented a 1/1000th interest in each Preference Share of the Company automatically converted into a depositary share representing a 1/1000th interest of a preference share of the Surviving Company) and is entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions (as described below, following effectiveness of the Merger, the Surviving Company issued notices of redemption for such preference shares of the Surviving Company);

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Each option to purchase Common Shares (a “Company Option”) that was outstanding as of immediately prior to the Effective Time (whether or not vested) was automatically cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. For clarity, any Company Option that was outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration was cancelled at the Effective Time without payment or other consideration therefor.

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Each award of the Company’s restricted share units (the “Company RSUs” and each, a “Company RSU”), to the extent outstanding as of immediately prior to the Effective Time, was automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of outstanding Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) and (y) the Per Share Merger Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU, subject to applicable tax withholdings (the “Unvested Company RSU Consideration”). Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable upon the earlier to occur of (i) the date on which the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time would have been satisfied, and (ii) other than with respect to certain unvested Company RSUs issued following the date of the Merger Agreement, the twelve month anniversary of the Effective Time; subject to applicable tax laws. The Unvested Company RSU Consideration otherwise remains subject to the same terms and conditions that were applicable to the underlying Company RSU, as applicable, immediately prior to the Effective Time.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full terms of such agreement. The Merger Agreement is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the parties or their respective subsidiaries or affiliates.

Press Release

On March 14, 2024, Textainer issued a press release announcing the consummation of the Merger and the issuance of a notice of redemption for the Preference Shares and related depositary shares (as detailed further below). A copy of the press release is attached as Exhibit 99.2 hereto and is hereby incorporated by reference herein.

Notice of Delisting of Common Shares

On March 14, 2024, Textainer notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed, and requested that the NYSE suspend trading of the Common Shares on the NYSE prior to the opening of trading on March 14, 2024. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of the Common Shares from the NYSE and the deregistration of such Common Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Common Shares will no longer be listed on the NYSE.

In addition, the Company intends to file a certification on Form 15F with the SEC requesting the termination of registration of the Common Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to the Common Shares.

Full Redemption of Company Series A and Series B Preference Shares and Corresponding Redemption of Series A and Series B Depositary Shares

Following the effectiveness of the Merger, on March 14, 2024, Textainer (as the Surviving Company) gave notice that it has elected to redeem pursuant to the respective Certificates of Designations (the “Redemption”), on April 15, 2024 (the “Redemption Date”) all of its outstanding (i) Series A Preference Shares and (ii) Series B Preference Shares.

The redemption price with respect to each Series A Preference Share to be redeemed will be $25,150.69 per Series A Preference Share, which represents $25,000 plus all accumulated and unpaid distributions to, but not including, the Redemption Date, whether or not declared. The redemption price with respect to each Series B Preference Share to be redeemed will be $25,134.55 per Series B Preference Share, which represents $25,000 plus all accumulated and unpaid distributions to, but not including, the Redemption Date, whether or not declared.

Redemption of the Series A Preference Shares and the Series B Preference Shares results in a corresponding redemption of (i) each depositary share representing a 1/1000th interest in each such Series A Preference Share (NYSE: TGH PRA) (the “Series A Depositary Shares”) and (ii) each depositary share representing a 1/1000th interest in each Series B Preference Share (NYSE: TGH PRB) (the “Series B Depositary Shares”). Following the redemption of the Series A Depositary Shares and Series B Depositary Shares, Textainer will request that the NYSE delist the depositary shares. As a result, the Series A Depositary Shares and the Series B Depositary Shares will no longer be listed on the NYSE.

In addition, the Company intends to file a certification on Form 15F with the SEC requesting the termination of registration of the Series A Preference Shares and the Series B Preference Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to the Preference Shares.

Copies of (i) the Series A Preference Shares notice of redemption is attached as Exhibit 99.3 and (ii) the Series B Preference Shares notice of redemption is attached as exhibit 99.4, each of which is hereby incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 6-K may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form 20-F and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

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REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-233323 AND NO. 333- 211290) FILED WITH THE SEC ON AUGUST 16, 2019 AND MAY 11, 2016
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REGISTRATION STATEMENT ON FORM F-3 (NO. 333-255054) FILED WITH THE SEC ON APRIL 6, 2021

Exhibits

99.1*	Agreement and Plan of Merger, dated October 22, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by Textainer Group Holdings Limited on October 23, 2023)
99.2 99.3 99.4	Press Release, dated March 14, 2024 Series A Preference Shares Notice of Redemption, dated March 14, 2024 Series B Preference Shares Notice of Redemption, dated March 14, 2024

* Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2024

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer